April 4, 2017

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:         Biogen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 2, 2017
File No. 000-19311

Dear Mr. Rosenberg,

On behalf of Biogen Inc. (the "Company"), I am writing in response to the comment letter dated March 23, 2017 submitted to the Company from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company’s Form 10-K dated February 2, 2017 for the fiscal year ended December 31, 2016 (the "2016 Form 10-K"). For your convenience, the Staff’s initial comment is included below.

Notes to Consolidated Financial Statements
Note 21 - Commitments and Contingencies
TECFIDERA Litigation Settlement and License Agreement, page F-67

Comment:

1.
You disclose that in January 2017, you entered into a settlement and license agreement with Forward Pharma whereby you agreed to pay Forward Pharma $1.25 billion in cash and Forward Pharma agreed to provide you with an irrevocable license to all of its intellectual property. During the fourth quarter of 2016, you recognized a pre-tax charge of $454.8 million related to this matter and intend to recognize license assets of $795.2 million when you transfer payment to Forward Pharma in 2017. Please describe for us in detail your accounting for this transaction, including but not limited to the following:

•
Describe for us each item given and received in accordance with the settlement and license agreement and explain how you determined whether each of those items should be recognized and the appropriate period for recognition.

•
Describe how you determined the fair value of estimated royalties on sales of TECFIDERA resulting in a pre-tax charge of $454.8 million. Also, describe how you determined the $795.2 million fair value of the Forward Pharma irrevocable license.

•
Explain what the 2017 projected full year non-GAAP TECFIDERA litigation settlement and license charges totaling $190 million, as included in your January 26, 2017 Form 8-K represents, and clarify if part of the $1.25 billion cash payment; and

•	Tell us the accounting literature you relied upon to support your accounting.

Response to the First Bullet:

As of February 2, 2017, the date of the filing of the 2016 Form 10-K, we had two ongoing intellectual property disputes with Forward Pharma, one in the United States ("U.S.") and one in the European Union ("E.U."), concerning intellectual property related to TECFIDERA, which is a treatment for multiple sclerosis. We refer to the interference proceeding between the Company's U.S. Patent No. 8,399,514 and Forward Pharma’s pending U.S. Patent Application No. 11/576,871, which was pending at the Patent Trial and Appeal Board (the "PTAB") of the U.S. Patent and Trademark Office, including any appeals to the Court of Appeals for the Federal Circuit, as the “Interference Proceeding.” We refer to the pending opposition proceeding against Forward Pharma’s European patent EP 2801355 (Application No. 14172398.1), including any appeals therefrom, as the “Opposition Proceeding.” On March 31, 2017, the PTAB rejected Forward Pharma's claims, deciding the case in the Company’s favor. Forward Pharma can appeal this decision to the Federal Circuit Court of Appeals. Any appeal could take 12 to 18 months to resolve. The Opposition Proceeding remains ongoing.

In January 2017 we entered into a Settlement and License Agreement dated January 17, 2017, among Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd., Forward Pharma and certain related parties (the “License Agreement”), which was effective as of February 1, 2017. Pursuant to the License Agreement, we obtained a U.S. and rest of world license to Forward Pharma's intellectual property which is related to TECFIDERA. In exchange, we agreed to pay Forward Pharma $1.25 billion in cash. A portion of this payment represented back royalties for the period from April 2014, when we started selling TECFIDERA, to December 31, 2016. In addition, the License Agreement provides that, if Forward Pharma prevails in either the Interference Proceeding or the Opposition Proceeding, we could be obligated to pay additional royalties to Forward Pharma starting as early as January 1, 2021. For more information, please see the Company’s Current Report on Form 8-K that was filed with the Commission on January 17, 2017.

Although the License Agreement was signed in January 2017, we considered whether entering into an agreement after December 31, 2016, represented an event that required recognition of a liability as of December 31, 2016. Specifically, per Accounting Standards Codification ("ASC") 855-10-25-1, Subsequent Events ("ASC 855-10-25-1"), "[a]n entity shall recognize in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing financial statements.” We concluded that as a result of entering into the License Agreement, a liability and corresponding loss should be reflected in our consolidated financial statements as of and for the year ended December 31, 2016, respectively. We also determined this liability was both probable and could be reasonably estimated in accordance with ASC 450-20, Contingencies ("ASC 450-20"). Therefore, we recognized a liability of $454.8 million as of December 31, 2016, and a corresponding loss for the fourth quarter of 2016. As discussed in more detail below, the amount of the liability and corresponding loss recognized represents the fair value of the alleged patent infringement for the period from April 2014, when we started selling TECFIDERA, to December 31, 2016.

We made the $1.25 billion cash payment in February 2017 and recognized an asset of $795.2 million. The $795.2 million represented the fair value of the U.S. ($656.3 million) and rest of world ($138.9 million) license to Forward Pharma’s intellectual property which is related to TECFIDERA for the period January 2017, the month in which we entered into the License Agreement, through December 2020, the last month before royalty payments first could commence pursuant to the License Agreement. The license to Forward Pharma’s intellectual property which is related to TECFIDERA had been acquired after regulatory approval of TECFIDERA. We capitalized the amount paid to acquire Forward Pharma's intellectual property in accordance with ASC 350-30-25-1, Intangibles - Goodwill and Other. In addition, in accordance with ASC 350-30-25, Intangibles - Goodwill and Other ("ASC 350-30-25"), and as amended by ASC 805-20, Business Combinations ("ASC 805-20"), intangible assets should be initially recorded at their fair value.

As the PTAB ruled in the Company's favor in the Interference Proceeding in March 2017, we are currently evaluating whether the acquired U.S. asset valued at $656.3 million is recoverable and we may record an impairment charge in our condensed consolidated statements of income in the first quarter of 2017.

We are also evaluating the impact of the court's ruling in the Interference Proceeding on the pending Opposition Proceeding and the impact on the recoverability of the rest of world asset valued at $138.9 million. In the first quarter of 2017, to the extent the U.S. and rest of world assets acquired are not impaired, we expect to continue amortizing the balance to our consolidated statements of income utilizing an economic consumption model in accordance with ASC 350-30-35-6, Intangibles - Goodwill and Other ("ASC 350-30-35-6"). Under this guidance, “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” If Forward Pharma is successful in the Opposition Proceeding, we will continue to amortize the $138.9 million. If we prevail in the Opposition Proceeding, we will evaluate the continued appropriateness of the remaining value of this asset. In such circumstances the intellectual property rights acquired from Forward Pharma as a result of us prevailing in the Opposition Proceeding may no longer be needed, indicating that the future value of such asset may have diminished and that it should be impaired.

Response to the Second Bullet:

The $1.25 billion payment represented our past and future royalty obligation to Forward Pharma for the U.S. and rest of world license rights to Forward Pharma's intellectual property. Based upon the discussion above, as included in our response to the first bullet, the fair value of the U.S. and rest of world license for the period April 2014 through December 31, 2016 (that is, the litigation settlement on past sales) was determined to be $454.8 million. The fair value of the U.S. and rest of world license for the period January 2017 through December 2020 (that is, the right to use Forward Pharma's intellectual property) was determined to be $795.2 million.

We allocated the $1.25 billion payment for the U.S. and rest of world license between such jurisdictions based on fair value determined according to the relative sales of TECFIDERA in each jurisdiction. The starting point to determine the fair value was ascertaining the actual and forecasted sales of TECFIDERA in each jurisdiction for the period April 2014, when we started selling TECFIDERA, through December 2020, the last month before royalty payments first could commence pursuant to the License Agreement. After determining the sales in each jurisdiction, we then applied a royalty rate which would be considered fair value for similar intellectual property to those sales adjusted for the probability of success in the Interference Proceeding and the Opposition Proceeding. As of February 2, 2017, the date of the filing of the 2016 Form 10-K, we believed the $1.25 billion payment represented the fair value of settling claims related to past sales and obtaining a perpetual U.S. and rest of world license to Forward Pharma's intellectual property for future sales through December 31, 2020. We also believed future royalty rates on sales from January 1, 2021 and beyond were reflective of market rates.

We believe that the methodology used to determine the fair value of the U.S. and rest of world license, as well as the litigation settlement, is consistent with the December 10, 2007 speech entitled “Remarks before the 2007 AICPA Conference on Current SEC and PCAOB Developments” whereby the Associate Chief Accountant, Office of the Chief Accounting of the Commission, in discussing the accounting for litigation settlements, stated that “it would be acceptable to value each element using relative fair values” and “the company may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period.”

Response to the Third Bullet:

We refer you to the disclosure in the Company’s Current Report on Form 8-K filed with the Commission on January 26, 2017, where we estimated our 2017 TECFIDERA litigation settlement and license charges to be approximately $190 million. These charges are a component of the $1.25 billion payment. As of January 26, 2017, the date the Company's Current Report on Form 8-K was filed, the $190 million estimate represented the minimum expense that we expected to record in 2017 related to the License Agreement assuming the Interference Proceeding and the Opposition Proceeding were still pending. The timing and outcome of these types of proceedings can be unpredictable. The $190 million estimate was the amortization expense expected to be recorded in 2017 associated with the $795.2 million asset using the economic consumption model in accordance with ASC 350-30-35-6.

As the PTAB ruled in the Company's favor in the Interference Proceeding in March 2017, we are currently evaluating the assets acquired for impairment, and such evaluation could impact future amortization. Based on the outcome of this evaluation, we will revise our disclosures accordingly within our first quarter Form 10-Q filing.

Response to the Fourth Bullet:

As discussed above in the responses to the first, second and third bullets, we relied upon the following accounting literature to support our accounting:

•	ASC 855-10-25-1;

•	ASC 450-20;

•	ASC 350-30-25;

•	ASC 805-20;

•	ASC 350-30-35-6; and

•	Speech by SEC Staff: Remarks before the 2007 AIPCA National Conference on Current SEC and PCAOB Developments.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosure, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-464-2049.

Sincerely,

/s/ Paul J. Clancy
Paul J. Clancy
Executive Vice President, Finance and Chief Financial Officer

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